# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 17, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Qudian Inc.

### File No. 333-220511 - CF#35159

_____

Qudian Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on September 18, 2017.

Based on representations by Qudian Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.31 | through March 26, 2018 |
| Exhibit 10.32 | through August 29, 2021 |
| Exhibit 10.33 | through June 28, 2022 |
| Exhibit 10.34 | through February 28, 2022 |
| Exhibit 10.36 | through September 19, 2023 |
| Exhibit 10.43 | through August 28, 2021 |
| Exhibit 10.44 | through August 28, 2021 |
| Exhibit 10.45 | through August 28, 2021 |
| Exhibit 10.46 | through August 28, 2021 |
| Exhibit 10.47 | through August 28, 2021 |
| Exhibit 10.48 | through August 28, 2021 |
| Exhibit 10.49 | through August 28, 2021 |
| Exhibit 10.50 | through March 16, 2021 |
| Exhibit 10.51 | through March 16, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary